UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Phoenix Gold International, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
719068-10-8
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            719068-10-8

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Keith A. Peterson

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,619,000

		(6)	Shared Voting Power
23,911

		(7)	Sole Dispositive Power
1,619,000

		(8)	Shared Dispositive Power
23,911

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,642,911

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
N/A

(11)	Percent of Class Represented by Amount in Row (9)
54.6%

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a)	Name of Issuer:
Phoenix Gold International, Inc.

(b)	Address of Issuer's Principal Executive Offices:
9300 North Decatur Street Portland, Oregon 97203

ITEM 2.

(a)	Name of Person Filing:
Keith A. Peterson

(b)	Address of Principal Business Office or, if none, Residence:
9300 North Decatur Street Portland, Oregon 97203

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
719068-10-8

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        The following information is as of December 31, 2001:

(a)	Amount beneficially owned:
1,642,911 shares

(b)	Percent of class:
The shares represent 54.6 percent of the class.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
1,619,000

(ii) Shared power to vote or to direct the vote
23,911

(iii) Sole power to dispose or to direct the disposition of
1,619,000

(iv) Shared power to dispose or to direct the disposition of
23,911

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2002

/s/ KEITH A. PETERSON (Signature)

Keith A. Peterson
ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC Section 1001)